1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC November Sales Report

Hsinchu, Taiwan, December 9, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (TAIEX: 2330, NYSE: TSM) today said that net sales for November 2004 totaled NT$20,986 million. Revenues for January through November 2004 reached NT$236,073 million.

“The 8.6 percent sequential decrease in November net sales mainly resulted from a decrease in wafer shipments and a 3 percent weaker U.S. dollar versus local currency,” said Ms. Lora Ho, vice president and chief financial officer of TSMC.

Ms. Ho noted that the Company’s fourth quarter 2004 guidance would remain unchanged despite a sustained weakness in the U.S. dollar is generally acknowledged.

#          #          #

Sales Report:	(Unit: NT$ million)

Net Sales	2004(1)	2003	Growth Rate
November	20,986	18,510	13.4%
January through November	236,073	182,939	29.0%

(1):	Year 2004 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Deputy Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 886-3-666-5028 (O) / 886-928-882-607 (Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com

For further information, please contact:
Ms. Eva Lin
PR Principal Administrator
Tel: 886-3-666-5031 (O) / 886-955-701-781 (Mobile)
Fax:03-5670121
E-Mail: lllinc@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
December 09, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of November 2004.

1)	Sales volume (in NT$ thousand)

Period	Items	2004	2003	Changes	(%)
Nov	Invoice amount	22,883,443	18,607,424	4,276,019	22.98%
Jan – Nov	Invoice amount	230,921,382	173,635,710	57,285,672	32.99%
Nov	Net sales	20,985,825	18,510,405	2,475,420	13.37%
Jan – Nov	Net sales	236,073,088	182,938,905	53,134,184	29.04%

2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Nov		Bal. as of period end
TSMC	75,852,558	—		—
TSMC’s subsidiaries	31,817,509	(172,200	)*	4,508,700

*	The deviation was due to the fluctuation in currency exchange rate.

3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Nov		Bal. as of period end
TSMC	94,815,698	(664,200	)*	17,390,700
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		(664,200	)*	17,390,700
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.

4)	Financial derivative transactions (in thousand)

a-1.	Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	0
		EUR:	0
	Assets:	US$:	2,331,000
Financial instruments			FX forward contracts
Recognized profit (loss)			NT$17,278

a-2.	Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$:	3,000,000
		US$:	0
	Assets	US$:	—
Financial instruments			Interest rate swap
Recognized profit (loss)			—

b.	Trading purpose: None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 9, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer